Exhibit 16.1

Crowe Horwath LLP Independent Member Crowe Horwath International

May 1, 2015

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Dear Ladies and Gentlemen:

We are the predecessor independent auditor under the AICPA standards for MCBC Holdings, Inc., a Delaware corporation (the “Company”). We have read the Company’s statements included under the section titled “Change in Independent Auditors” on Form S-1 dated May 1, 2015 (the “S-1”) and are in agreement with the such statements under paragraphs 1, 2 and 3 in this section in the S-1, except that we are not in a position to agree or disagree with the Company’s statements regarding the engagement of BDO USA, LLP in paragraphs 1 and 3.  We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ Crowe Horwath LLP

Crowe Horwath LLP